Exhibit 99.1

CyberArk Announces Strong First Quarter 2024 Results
Results Exceeded all Guided Metrics
Subscription Portion of Annual Recurring Revenue (ARR) Grew 54% Year-Over-Year to $621 million
Total ARR Grew 34% Year-Over-Year to $811 million
Subscription Revenue Grew 69% Year-Over-Year to $156.2 million
Total Revenue Grew 37% Year-Over-Year to $221.6 million
Net Cash Provided by Operating Activities for the Quarter was $68.6 million
Company Raises Full Year Guidance Across all Metrics

Newton, Mass. and Petach Tikva, Israel – May 2, 2024 – CyberArk (NASDAQ: CYBR), the identity security company, today announced strong financial results for the first quarter ended March 31, 2024.

“We had a strong start to 2024. Our first quarter results reflect our focus on driving growth and profitability at scale. We posted 54 percent Subscription ARR growth and 37 percent revenue growth, while significantly expanding operating margins and growing net cash provided by operating activities,” said Matt Cohen, CyberArk's Chief Executive Officer. “Every organization has a spectrum of identities across IT, developers, workforce, and machines to secure. Our ability to apply the right level of security controls across all identities – humans and machines – is a unique differentiator that resonates with customers and partners alike. The combination of our unified identity security platform and best-in-class security controls is driving customers to consolidate trust with CyberArk. In cybersecurity all roads lead to identity, keeping identity security at the top of the CISO’s priority list. We are well positioned to further extend our leadership position in identity security in 2024, and beyond.”

Financial Summary for the First Quarter Ended March 31, 2024

•	Subscription revenue was $156.2 million in the first quarter of 2024, an increase of 69 percent from $92.7 million in the first quarter of 2023.
•	Maintenance and professional services revenue was $62.4 million in the first quarter of 2024, compared to $65.1 million in the first quarter of 2023.
•	Perpetual license revenue was $3.0 million in the first quarter of 2024, compared to $3.9 million in the first quarter of 2023.
•	Total revenue was $221.6 million in the first quarter of 2024, up 37 percent from $161.7 million in the first quarter of 2023.
•
GAAP operating loss was $(6.4) million compared to GAAP operating loss of $(46.1) million, in the same period last year. Non-GAAP operating income was $33.0 million compared to non-GAAP operating loss of $(12.6) million, in the same period last year.

•
GAAP net income was $5.5 million, or $0.13 per diluted share, compared to GAAP net loss of $(35.0) million, or $(0.85) per diluted share, in the same period last year. Non-GAAP net income was $35.9 million, or $0.75 per diluted share, compared to non-GAAP net loss of $(6.9) million, or $(0.17) per diluted share, in the same period last year.

Balance Sheet and Net Cash Provided by Operating Activities

•	As of March 31, 2024, cash, cash equivalents, short-term deposits, and marketable securities were $1.4 billion.
•	During the three months ended March 31, 2024, net cash provided by operating activities was $68.6 million, compared to $5.8 million in the first quarter of 2023.

Key Business Highlights

•	Annual Recurring Revenue (ARR) was $811 million, an increase of 34 percent from $604 million at March 31, 2023.
o
The Subscription portion of ARR was $621 million, or 77 percent of total ARR at March 31, 2024. This represents an increase of 54 percent from $403 million, or 67 percent of total ARR, at March 31, 2023.

o	The Maintenance portion of ARR was $190 million at March 31, 2024, compared to $202 million at March 31, 2023.
•	Recurring revenue in the first quarter was $205.8 million, an increase of 41 percent from $145.9 million for the first quarter of 2023.

Recent Developments

•	CyberArk Launches CyberArk Secure Browser, the industry’s first identity-centric secure browser.
•	CyberArk Launches the CyberArk MSP Console, an easy way for MSPs to offer identity security services at scale
•
CyberArk achieves FedRAMP® High Authorization for CyberArk Endpoint Privilege Manager and CyberArk Workforce Identity, two of its leading SaaS offerings. The authorization to operate (ATO) reinforces CyberArk’s ability to help federal agencies and other public sector organizations efficiently and effectively secure access to all corporate applications, protect distributed workforces and accelerate cloud innovation in alignment with Zero Trust principles outlined in EO 14028.

•
CyberArk was named a Leader in The Forrester Wave™: Workforce Identity Platforms, Q1 2024[1]. CyberArk earned the highest-possible score in the vision, innovation, endpoint device trust, access management, identity threat detection and platform security criteria.

Business Outlook

Based on information available as of May 2, 2024, CyberArk is issuing guidance for the second quarter and full year 2024 as indicated below.

Second Quarter 2024:

•	Total revenue is expected to be in the range of $215.0 million and $221.0 million, representing growth of 22 percent to 26 percent compared to the second quarter of 2023.
•	Non-GAAP operating income is expected to be in the range of $12.0 million to $17.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.34 to $0.44 per diluted share.
o	Assumes 48.1 million weighted average diluted shares.

Full Year 2024:

•	Total revenue is expected to be in the range of $928.0 million to $938.0 million, representing growth of 23 percent to 25 percent compared to the full year 2023.
•	Non-GAAP operating income is expected to be in the range of $90.5 million to $99.5 million.
•	Non-GAAP net income per share is expected to be in the range of $1.88 to $2.07 per diluted share.
o	Assumes 48.1 million weighted average diluted shares.
•	ARR as of December 31, 2024 is expected to be in the range of $975 million to $990 million, representing growth of 26 percent to 28 percent from December 31, 2023.
•	Non-GAAP free cash flow is expected to be in the range of $115.0 million to $125.0 million for the full year 2024.

1The Forrester Wave™: Workforce Identity Platforms, Q1 2024 by Geoff Cairns, March 20, 2024

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, May 2, 2024 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s first quarter financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (609) 800-9909 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on intelligent privilege controls, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on LinkedIn, Twitter, Facebook or YouTube.

Copyright © 2024 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Annual Recurring Revenue (ARR)

•
ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue

•
Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue

•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Annual Recurring Revenue (ARR), Subscription portion of ARR and Maintenance portion of ARR are performance indicators that provides more visibility into the growth of our recurring business in the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment. Each of these measures should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. ARR, Subscription portion of ARR and Maintenance Portion of ARR are not forecasts of future revenues and can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net income (loss) or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income (loss) is calculated as GAAP net income (loss) excluding share-based compensation expense, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, and the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs, the tax effect of the non-GAAP adjustments, and purchase of property and equipment. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance, as well as changes in interest rates and foreign exchange rates, which impact other GAAP performance metrics. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating, but not limited to: changes to the drivers of the Company’s growth and the Company’s ability to adapt its solutions to the information security market changes and demands, including artificial intelligence (AI); the Company’s ability to acquire new customers and maintain and expand the Company’s revenues from existing customers; intense competition within the information security market; real or perceived security vulnerabilities, gaps, or cybersecurity breaches of the Company, or the Company’s customers’ or partners’ systems, solutions or services; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to successfully operate the business as a subscription company and fluctuation in the quarterly results of operations; the Company’s reliance on third-party cloud providers for its operations and software-as-a-service (“SaaS”) solutions; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to effectively execute its sales and marketing strategies; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; the Company’s ability to maintain successful relationships with channel partners, or if the Company’s channel partners fail to perform; risks related to sales made to government entities; prolonged economic uncertainties or downturns; the Company’s history of incurring net losses, the Company’s ability to generate sufficient revenue to achieve and sustain profitability and the Company’s ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property claims; fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software; risks related to stock price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to the Company’s Convertible Notes, including the potential dilution to existing shareholders and the Company’s ability to raise the funds necessary to repurchase the Company’s Convertible Notes; changes in tax laws; the Company’s expectation to not pay dividends on the Company’s ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including the ongoing war between Israel and Hamas and conflict in the region; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Relations Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Nick Bowman
CyberArk
+44 (0) 7841 673378
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2023	2024

Revenues:
Subscription	$92,720	$156,239
Perpetual license	3,882	2,951
Maintenance and professional services	65,103	62,360

Total revenues	161,705	221,550

Cost of revenues:
Subscription	15,945	20,962
Perpetual license	212	479
Maintenance and professional services	19,815	20,967

Total cost of revenues	35,972	42,408

Gross profit	125,733	179,142

Operating expenses:
Research and development	52,256	53,914
Sales and marketing	99,428	104,964
General and administrative	20,175	26,642

Total operating expenses	171,859	185,520

Operating loss	(46,126)	(6,378)

Financial income, net	9,606	14,052

Income (loss) before taxes on income	(36,520)	7,674

Tax benefit (taxes on income)	1,492	(2,204)

Net income (loss)	$(35,028)	$5,470

Basic net income (loss) per ordinary share	$(0.85)	$0.13
Diluted net income (loss) per ordinary share	$(0.85)	$0.13

Shares used in computing net income (loss)
per ordinary shares, basic	41,168,043	42,430,559
Shares used in computing net income (loss)
per ordinary shares, diluted	41,168,043	47,737,396

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	March 31,
	2023	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$355,933	$440,524
Short-term bank deposits	354,472	344,757
Marketable securities	283,016	293,194
Trade receivables	186,472	139,316
Prepaid expenses and other current assets	31,550	33,931

Total current assets	1,211,443	1,251,722

LONG-TERM ASSETS:
Marketable securities	324,548	304,604
Property and equipment, net	16,494	16,132
Intangible assets, net	20,202	18,427
Goodwill	153,241	153,241
Other long-term assets	214,816	218,313
Deferred tax asset	81,464	84,466

Total long-term assets	810,765	795,183

TOTAL ASSETS	$2,022,208	$2,046,905

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,971	$3,524
Employees and payroll accruals	95,538	66,075
Accrued expenses and other current liabilities	36,562	33,902
Convertible senior notes, net	572,340	573,092
Deferred revenues	409,219	424,969

Total current liabilities	1,124,630	1,101,562

LONG-TERM LIABILITIES:
Deferred revenues	71,413	76,319
Other long-term liabilities	33,839	32,073

Total long-term liabilities	105,252	108,392

TOTAL LIABILITIES	1,229,882	1,209,954

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	111	112
Additional paid-in capital	827,260	868,231
Accumulated other comprehensive loss	(1,849)	(3,666)
Accumulated deficit	(33,196)	(27,726)

Total shareholders' equity	792,326	836,951

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,022,208	$2,046,905

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Three Months Ended
	March 31,
	2023	2024

Cash flows from operating activities:
Net income (loss)	$(35,028)	$5,470
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	4,446	4,021
Amortization of premium and accretion of discount on marketable securities, net	(508)	(1,866)
Share-based compensation	31,596	37,499
Deferred income taxes, net	(5,467)	(1,052)
Decrease in trade receivables	33,288	47,156
Amortization of debt discount and issuance costs	748	751
Increase in prepaid expenses, other current and long-term assets and others	(5,105)	(5,803)
Changes in operating lease right-of-use assets	1,543	1,909
Decrease in trade payables	(363)	(7,323)
Increase in short-term and long-term deferred revenues	7,383	20,656
Decrease in employees and payroll accruals	(27,920)	(28,012)
Increase (decrease) in accrued expenses and other current and long-term liabilities	3,207	(2,383)
Changes in operating lease liabilities	(1,999)	(2,388)

Net cash provided by operating activities	5,821	68,635

Cash flows from investing activities:
Investment in short and long term deposits	(51,768)	(156,382)
Proceeds from short and long term deposits	103,738	164,800
Investment in marketable securities and other	(156,522)	(92,343)
Proceeds from sales and maturities of marketable securities	111,611	102,686
Purchase of property and equipment	(1,775)	(1,865)

Net cash provided by investing activities	5,284	16,896

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	712	(6,327)
Proceeds from exercise of stock options	599	3,358
Proceeds in connection with employees stock purchase plan	3,906	4,848

Net cash provided by financing activities	5,217	1,879

Increase in cash and cash equivalents	16,322	87,410

Effect of exchange rate differences on cash and cash equivalents	3	(2,819)

Cash and cash equivalents at the beginning of the period	347,338	355,933

Cash and cash equivalents at the end of the period	$363,663	$440,524

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended
	March 31,
	2023	2024

Net cash provided by operating activities	$5,821	$68,635
Less:
Purchase of property and equipment	(1,775)	(1,865)

Free cash flow	$4,046	$66,770

GAAP net cash provided by investing activities	5,284	16,896
GAAP net cash provided by financing activities	5,217	1,879

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,
	2023	2024

Gross profit	$125,733	$179,142
Plus:
Share-based compensation (1)	3,953	4,820
Amortization of share-based compensation capitalized in software development costs (3)	103	72
Amortization of intangible assets (2)	1,704	1,704

Non-GAAP gross profit	$131,493	$185,738

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended
	March 31,
	2023	2024

Operating expenses	$171,859	$185,520
Less:
Share-based compensation (1)	27,643	32,679
Amortization of intangible assets (2)	137	125

Non-GAAP operating expenses	$144,079	$152,716

Reconciliation of Operating loss to Non-GAAP Operating Income (loss):

	Three Months Ended
	March 31,
	2023	2024

Operating loss	$(46,126)	$(6,378)
Plus:
Share-based compensation (1)	31,596	37,499
Amortization of share-based compensation capitalized in software development costs (3)	103	72
Amortization of intangible assets (2)	1,841	1,829

Non-GAAP operating income (loss)	$(12,586)	$33,022

Reconciliation of Net Loss to Non-GAAP Net Income (loss):

	Three Months Ended
	March 31,
	2023	2024

Net income (loss)	$(35,028)	$5,470
Plus:
Share-based compensation (1)	31,596	37,499
Amortization of share-based compensation capitalized in software development costs (3)	103	72
Amortization of intangible assets (2)	1,841	1,829
Amortization of debt discount and issuance costs	748	751
Taxes on income related to non-GAAP adjustments	(6,206)	(9,752)

Non-GAAP net income (loss)	$(6,946)	$35,869

Non-GAAP net income (loss) per share
Basic	$(0.17)	$0.85
Diluted	$(0.17)	$0.75

Weighted average number of shares
Basic	41,168,043	42,430,559
Diluted	41,168,043	47,737,396

(1) Share-based Compensation :

	Three Months Ended
	March 31,
	2023	2024

Cost of revenues - Subscription	$832	$1,412
Cost of revenues - Perpetual license	7	5
Cost of revenues - Maintenance and Professional services	3,114	3,403
Research and development	6,738	7,560
Sales and marketing	14,595	14,879
General and administrative	6,310	10,240

Total share-based compensation	$31,596	$37,499

(2) Amortization of intangible assets :

	Three Months Ended
	March 31,
	2023	2024

Cost of revenues - Subscription	$1,704	$1,704
Sales and marketing	137	125

Total amortization of intangible assets	$1,841	$1,829

(3) Classified as Cost of revenues - Subscription.